Aff 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 8 2002
526

SEC FILE NUMBER
8- 50379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01,2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P. Carey Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, Suite 500
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, P.C.
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212,	Atlanta	GA	30305
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VK 3-26-02

OATH OR AFFIRMATION

I, Joseph C. Canouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of --J.P.Carey Securities, Inc., as of December 31, 2001 XXXXXXXXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

JANET L. MULLER
NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES JULY 09, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. P. CAREY SECURITIES, INC.
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2001
With Independent Auditor's Report



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of J. P. Carey Securities, Inc.

We have audited the accompanying statement of financial condition of J. P. Carey Securities, Inc. as of December 31, 2001 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of J. P. Carey Securities, Inc. as of December 31, 2001 and for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

February 20, 2002
Atlanta, Georgia

J. P. CAREY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 17,271
Marketable securities – common stock	174,116
Total assets	$ 191,387

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 4,563
Income taxes payable	5,700
Total liabilities	10,263
Stockholder's Equity	
Common stock, $1 stated value, no par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	82,171
Retained earnings	98,853
Total stockholder's equity	181,124
Total liabilities and stockholder's equity	$ 191,387

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

REVENUES	
Investment banking	$ 413,338
Unrealized appreciation of marketable securities	174,116
Total revenue	587,454
EXPENSES:	
Employee compensation and benefits	184,068
Management fees	251,750
Other operating expenses	11,765
Total expenses	447,583
NET INCOME BEFORE INCOME TAXES	139,871
INCOME TAX EXPENSE	38,275
NET INCOME	$ 101,596

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2001	$ 100	$ 61,947	$ (2,743)	$ 59,304
Capital contributions		20,224		20,224
Net Income			101,596	101,596
Balance, December 31, 2001	$ 100	$ 82,171	$ 98,853	$ 181,124

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

	2001
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 101,596
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized appreciation of marketable securities	(174,116)
Deferred taxes	33,697
Decrease in accounts payable	(8,547)
Increase income taxes payable	5,700
Net cash used by operating activities	(41,670)
NET INCREASE IN CASH	(41,670)
CASH AND CASH EQUIVALENTS:	
Beginning of year	58,941
End of year	$ 17,271

SUPPLEMENTAL CASH FLOW INFORMATION

During 2001, the Company recorded additional paid-in-capital of $20,224 from forgiveness of a liability that was owed to a company owned by the Company's stockholder.

Income tax refund received	$ 822

The accompanying notes are an integral part of these financial statements.

J. P. CAREY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Carey Securities, Inc. was organized in July 1997. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to offer investment banking services and brokerage services.

The Company is wholly-owned by an entity that provides the Company with office facilities and administrative services (see Note 4).

Marketable Securities: The investment in common stock is valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for its net operating loss carryforwards.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and cash equivalents: The Company considers all cash and highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business, to be cash and cash equivalents.

NOTE 2--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $131,606, which was $126,606 more than its required net capital of $5,000.

J. P. CAREY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 3—RELATED PARTY TRANSACTIONS

The Company is part of a financial services group of companies, which includes another broker-dealer. All revenues are earned from business directed to the Company by related parties.

During 2001, the Company received working capital advances from related companies and paid fees to related companies for commissions, consulting, and management services. The total of these payments was a net expense/payment of $251,750, which has been charged to management fees in the accompanying statement of operations.

Also, the Company's employee compensation costs and benefits in the accompanying statement of operation for 2001 were paid to two employees who spent substantially all of their time on tasks for other related companies.

In addition, the Company operates from office facilities and utilizes administrative and accounting personnel supplied by a related company at no cost.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4—INCOME TAXES

The provision for income taxes is summarized as follows:

	2001
Current income tax expense	$ 4,578
Deferred income taxes	33,697
Income tax expense	$ 38,275

The Company has no deferred tax assets or liabilities at December 31, 2001. Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences relate primarily to the benefit arising from the net operating loss at December 31, 2000, which reversed during 2001 when the net operating loss carryforward of approximately $111,000 was realized.

J. P. CAREY SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2001

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

J. P. CAREY SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2001

Net Capital	
Total stockholder's equity qualified for net capital	$ 181,124
Deduction for non-allowable assets	-
Net capital before haircuts	181,124
Less haircuts	(49,518)
Net capital	131,606
Minimum net capital required	5,000
Excess capital	$ 126,606
Aggregate Indebtedness:	
Liabilities	$ 10,263
Ratio of aggregate indebtedness to net capital	8.1%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001

Net capital as reported in FOCUS, Part 11A	$ 12,708
Audit adjustments related to:	
Marketable securities, net of haircuts	124,598
Income taxes	(5,690)
Net capital as reported above	$ 131,606

J. P. CAREY SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2001

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
J. P. Carey Securities, Inc.:

In planning and performing our audit of the financial statements of J. P. Carey Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by J. P. Carey Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2001 and this report does not effect our report thereon dated February 20, 2002.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 20, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.